Filed by Vivendi Universal
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                      Subject Company:  The Seagram Company Ltd.
                                                      Commission File No. 1-2275

                                                                             and

                                               Subject Company:  Canal Plus S.A.
                                                     Commission File No. 82-2270
                                                                December 5, 2000


                                [Jean-Marie Messier Speech]


Extraordinary Shareholders' Meeting
December 5, 2000



Ladies and gentlemen, friends and shareholders,

While preparing this Shareholders' Meeting over the past few weeks, I have seen the number of voters increase day after day. So much so, that I wanted to start my talk by saying "You're just wonderful!"

Remember this?

(IMAGES)



You really are tremendous. Our meeting today has been called for an event: the creation of Vivendi Universal. A French group is about to become the world's number two in communications, an industry where, for decades, no European group has managed to come anywhere close to troubling American domination.

      --------------------------------------------------------------------
       183,000 shareholders vote: an unprecedented level of participation
      --------------------------------------------------------------------

But there is another totally unexpected event within this event. There are seven thousand of you here this evening for the Shareholders' Meeting, which is a record in Vivendi's history, over twice as many as in April. What's more, we generally register an average of forty thousand votes at our Shareholders' Meetings, but about one hundred and eighty-three thousand of you want to vote on this fantastic project. That's right: one hundred and eighty-three thousand Vivendi shareholders are voting this evening. That's four or five times the usual number to vote by proxy, and four or five times the usual number to vote by correspondence. This unprecedented level of shareholder participation is a wonderful reward for us, a real demonstration of shareholder democracy. We have also seen an increase in voting by our institutional shareholders, of whom, I'm happy to say, there are more than usual here this evening. It's good to see you.

And I must say it: your exceptional mobilization is the strongest and finest response to the narrow corporatist views that we've seen since the project was announced, and to the irritable skepticism so typical of the French when faced with such a bold move.

Over and beyond the figures and the quorums, it shows that you all have a very strong feeling of belonging, that you have sensed the full importance of the stakes that have brought us here today, to witness the birth of a project, the like of which is rarely seen.

This Shareholders' Meeting, which is "extraordinary" in more ways than one, starts a new chapter in the history of our group. 2001, the first year in the new millennium; 2001, the first year of Vivendi Universal. And the chapter is founded on a strong and steadfast vision.

We have constantly stated our deeply-held belief that the quality of life of the world's people in the twenty-first century will be tied to two major issues: protecting the environment, and the spectacular explosion of communications in all forms.

We have also constantly restated our mission: in relation to these two issues, Vivendi intends to be a player on a global scale. This objective has been fully achieved as regards the environment. Vivendi Environnement is the undisputed leader worldwide. This powerful company has the solid base of almost a century and a half of experience--our group will celebrate its one hundred and forty-seventh anniversary in precisely nine days. With his teams, Henri Proglio, chairman of Vivendi Environnement's management board, continues with me the drive for further exceptional growth in more than one hundred countries.

But who would have thought it possible--who could ever have dreamt--that, in communications, from the first foundation stones laid by Guy Dejouany, we would reach the event that has brought us here today: the creation, through the friendly merger between Vivendi, Seagram and Canal+, of Vivendi Universal, which will weigh in ahead of such communications giants as Disney, CBS-Viacom and the Murdoch group, News Corp.

Before the AOL and Time Warner merger takes place, which will be in a few weeks' time at best, Vivendi Universal will enter the new century and millennium as the world leader in communications. What a symbol for our future ambitions. And what a response to the skeptics, the naysayers, and those who want to stay in their own backyard. To all of them, Vivendi Universal will demonstrate that it is possible to be both French and global, and that defending the French culture sometimes means stepping out for a breath of fresh air.

This ambition was made possible by you, our shareholders, who have always supported our choices actively and loyally, knowing that they would create value in the long term.

Your loyalty has been rewarded. In the space of four years, our share price has quadrupled, from 20 to 80 euros on average over recent months. In four years, our market capitalization has increased sevenfold, and our operating income tenfold.

This performance is not the result of a financial strategy. We achieved it by carrying out to the full our job as entrepreneurs, which means knowing how to take risks and show daring, anticipating change, and seizing opportunities. We achieved it by constantly fostering internal growth--which stands at the considerable level of ten per cent a year--and by paying careful attention to everyday management. As a result, we have improved operating performance by an annual average of almost twenty per cent. These achievements are, first and foremost, the result of great teamwork. And I would like to take this opportunity to say a very big thank to everyone: all our managers, who offer endless hours and unfailing enthusiasm, and all our other employees, wherever they are, who have shown themselves capable of reinventing their businesses, and of opening up to new horizons and working methods.

Our group has created a great deal of value over the last four years. Even so, some of you have been worried by the share performance since the announcement of the merger last June, or by the comments it gave rise to. That's why I would like to put these movements in our share price into perspective.

      --------------------------------------------------------------------
         The Vivendi share has performed the same as all the media stock
      --------------------------------------------------------------------

After the announcement of a transaction of this size, it is normal and inevitable that a stock becomes the target of massive arbitrage operations until the deal is finalized. Several factors influence the share price during such periods:

-    speculation on the merger premium;

-    uncertainties about the calendar;

-    the need to make the new group known in new markets.


From this point of view, Vivendi has come out much better off than other groups having initiated similar strategic moves, as can be seen by comparing our share and AOL's since the beginning of the year.

More importantly, the performance of a company's share is meaningless unless it is compared with that of its competitors. Both media and telecom stock have been the subject of a major correction since the beginning of the year, and especially after the spring. Following a period of excessive highs, we are now going through excessive lows. For Vivendi, the result is simple: whether you take the period from January 1 or from June 20, we have basically performed in the same way as those companies that most closely resemble Vivendi Universal--media companies--and we have performed much better than telecom companies.

Having said that, for the future, our objective is not to do as well as our competitors, but to do significantly better than them for a long time to come.

We are convinced that the merger will create a great deal of value for our shareholders, and will continue to do so for many years. If we at Vivendi were not convinced of that, I would not be putting the merger to the vote today. If the shareholders of Seagram were not convinced of that, they would not have approved it. Among those shareholders is the Bronfman family, which is investing the family fortune of several generations in Vivendi Universal. That is a powerful signal of confidence in our group's growth potential, and in the potential of our stock.


                                       ***


LET ME JUST SAY A FEW WORDS ABOUT WHY I AM CONVINCED THIS MERGER MAKES SENSE, AND WHY WE KNOW IT WILL CREATE VALUE FOR YOU, OUR SHAREHOLDERS.

This merger makes sense. Its main strength is that it is a friendly transaction. All three partners wanted it, because all three believe it is a tremendous lever for growth.

      --------------------------------------------------------------------
                            A merger that makes sense
      --------------------------------------------------------------------

For Vivendi, it is the decisive step in our strategy to become a world leader in communications. We have a strong presence in publishing, the media, PC games, and trade information through Havas; in fixed and mobile telephony through Cegetel; in the Internet through VivendiNet and Vizzavi; and in pay television through our partnership with Canal+.

What we don't have is the content that is vital for tomorrow's Internet world: music, above all, followed by film, in part. We are also too exclusively European. We don't have the world's biggest market: the U.S. Seagram brings us all that. As for the merger with Canal+, it's the logical conclusion of a long collaboration between the two companies. Canal+ brings an essential element to Vivendi Universal: digital television, which will soon be one of the major ways of accessing the Internet, and no doubt one of the most profitable.

For Seagram, this merger is also the culmination of a strategy that targeted expansion in the communications field, and joining a major group by seeking out a partner that would complement its businesses. Edgar Bronfman, Jr. was the strategist behind the complete, and successful, refocusing effort he will tell you about in a few moments.

For Canal+, the merger brings to fruition a long-standing dream: that of creating the European major with a global scope by uniting with Universal Studios. It goes without saying, but I'll say it anyway given the countless rumors going around: this merger complies with French regulations, it doesn't take a cent away from the support that Canal+ gives to the French film industry, and it totally respects the channel's editorial independence. Just as Vivendi has totally respected the editorial independence of the eighty press titles and sixty publishing houses of Havas.

And since we're talking about the film industry and the ten thousand films owned by Universal Studios and Canal+, let's take a look at just a small part of that wonderful library.

      --------------------------------------------------------------------
                        A merger based on a common vision
      --------------------------------------------------------------------

Another thing that makes sense in this merger is that we share a common vision: that the world of communications is set to undergo a very real revolution with the appearance of the high-speed Internet. What that means is that all forms of content, including music and film, will be streaming onto all the devices we use daily. The frontiers between these devices will become increasingly fuzzy: you will order films on demand, games, and products on your television; you will listen to a live debate or concert on your PC; and on your mobile phone, you will scroll through video clips or trailers for the week's new films before clicking to reserve a seat in the movie theater nearest your home or anywhere you happen to be, which your mobile will have identified all by itself!

In our common vision, consumers won't have to take any interest in technology. We alone have to manage the technological complexity and offer them the easiest service to use. Vivendi Universal is not--and will never be--a technology-focused company. Our focus is on service to consumers and customers, on making their life easier, richer, more exciting, and more practical.

In our common vision, tomorrow's world will be far from uniform. It will be multicultural, inter-linked, and rich with differences. It will be an open world, a world of cultural diversity. Music is the best example of this: popular culture PAR EXCELLENCE, it is both a universal language and the vibrant expression of a given local culture. It lets all young people worldwide pulse to the same rhythm by listening to the greatest international hits. At the same time, however, demand for local, national and cross-cultural music is increasingly strong. Because of its own diversity, Vivendi Universal will doubtless be the global company best able to understand and promote this multicultural world, open to all cultures and their diversity. That will be our strength, and also a source of pride.

      --------------------------------------------------------------------
               Vivendi Universal: the resources for strong growth
      --------------------------------------------------------------------

This merger creates value through one group, Vivendi Universal, whose prospects for growth are outstanding. What will we start with in communications? About seventy-five thousand employees (more than forty thousand in Europe, and thirty thousand in North America), generating revenues of almost 25 billion euros at the end of 2000, and EBITDA of 3.2 billion euros in the consolidated businesses alone.

More importantly, Vivendi Universal will have the resources for exceptionally strong growth in both revenues and operating margins.

- Revenues: our target is for double-figure internal growth every year. A little less in content businesses (6 to 7 per cent); a little more in access businesses (15 per cent).

-    Operating margins:

     For EBITDA, the margins are expected to grow by at least 10 per cent, and benefit from a very strong leverage effect, 35 per cent a year, for the access businesses. Overall, with the synergies and growth of other businesses, like the Internet-related activities, we expect an increase of 35 per cent a year across the board for our operating margins.

Over and beyond the significant cost savings that we fully intend to achieve, the merger will offer us the possibility of numerous revenue synergies--the creation of new businesses, products and services. Thanks to the great progress made by our teams, we can already estimate that these will represent additional EBITDA of 220 million euros in 2002, and more than 400 million euros in 2003.

That means we are talking big, and we are talking rapid growth. These figures are based on dozens of projects that have already been identified and for which operating responsibility has already been set in place. The figures are reliable and concrete.

These prospects for growth are all the more sure given that our dependence on advertising revenues, so often the Achilles' heel of media companies, is very low: less than 5 per cent of total. We are therefore very comfortable with our business and financial performance forecasts, irrespective of the economic climate in the next two years.

We owe this in part to our move toward subscription models in our access businesses (television and telecommunications). It comes at just the right time, because with the high-speed Internet, everyone will be able to have immediate, and almost limitless, access to film libraries, music catalogs, and information. This will enhance the value of the content. In addition, the business models--the profit-generating ones, at any rate--will increasingly give ground to more flexible and complete subscription offers.

This is a business we know inside out. Moreover, our group will have a very sound financial footing in communications, probably the best of all its competitors. With share capital amounting to more than 50 billion euros, after the disposal of Seagram's spirits and wine business, Vivendi Universal is expected to have zero net debt on January 1, 2001 on a pro forma basis. Thanks to our free net cash flow and the opportunities to dispose of some assets, such as our stake in BSkyB, we will have an additional war chest of 10 billion euros for 2001-2002 before the first euro of debt, and without the creation of new shares.

That means we will have the resources to pursue the growth of our businesses in an especially healthy and efficient way. On these very sound bases, which differentiate us strongly from our competitors, I have no hesitation whatsoever in saying that the current level of our share price, which has been very adversely affected temporarily by arbitrage operations on the U.S. and European indexes, does not reflect the true value of Vivendi's businesses, nor does it reflect the future prospects of Vivendi Universal. Let me give you three examples:

- One of the best criteria for assessing the value of a communications company is to judge its value against the rate of its operating income growth. On this basis, Vivendi Universal is currently the cheapest media company stock worldwide.

- At the current level of the markets, our share price and the value of the euro, the merger with Seagram on the basis of a 0.8 share exchange ratio makes Seagram worth about $22.5 billion, a saving of about
     $11 billion for our shareholders on the price estimated in June. If we remove the value of the television businesses (USAi), film studios and leisure parks, we see that we are buying music--Seagram's core business--on the basis of a multiple of five to six times its 2001 EBITDA at the current share price, and eight to nine times a price of 80 euros, which is very, very, low.

- When you look at the value of our businesses' net assets, you could say that, at the current share price, Vivendi Universal's market capitalization hardly covers the value of Vivendi's and Canal+'s businesses, and does not reflect a single euro of what Seagram brings us.

I am confident that, after the arbitrage activity of the coming days and weeks, we will be able to convince investors and the markets to give back to Vivendi Universal a share price in line with its true value.

      --------------------------------------------------------------------
               Vivendi Universal: the company with all the talents
      --------------------------------------------------------------------

So that's the financial position your group will have. Over and beyond that, though, as you know, Vivendi Universal will be the company with all the talents.

You know Vivendi's businesses, and those of Canal+. We talked earlier about film. Let me turn now to music, Seagram's core business. With Universal Music, we will be number one worldwide, with operations in more than sixty countries, and leader in the majority of our markets (number one in the U.S., France, Germany, the U.K., Brazil, etc.). We will be leader not only in pop music, but also in classical music and jazz, with the best-known labels. In the 1999/2000 period, sixty-five artists each sold more than a million albums. With more than eight hundred thousand titles, Universal Music has the world's largest music catalog, including Johnny Hallyday, Jessye Norman, Shania Twain, and Elton John. In France, artists include such classics as Montand, Brassens and Brel, but also contemporary artists such as Faudel, Khalel, Mylene Farmer, and Florent Pagny. It's impossible to mention them all, so let's just listen to a few.

The businesses, the figures, value creation, our products--we still haven't mentioned our most important source of wealth: the men and women who form, and will continue to form, the Vivendi Universal teams. Everyone knows that the success of a merger of this scope depends first and foremost on the people involved and their ability to get along, understand each other, and work together. Since June 20, our teams have indeed been working together. I have to say that the ease, warmth, and professionalism of these meetings have been astounding. We are all set.

         --------------------------------------------------------------
                                    The team
         --------------------------------------------------------------

Vivendi Universal will not simply be a juxtaposition of separate businesses. We intend to form an integrated group, supported by a world-class, highly professional and enthusiastic team. This team won't be just Edgar, Eric and Pierre--we'll see some pictures of them a little later. Other members of the team include:

For music:

Doug Morris. He created Universal Music, launched the "Doug Farm Club" with Jimmy Iovine, and set up many record labels. He's been in the business for thirty-five years. He understands all the trends and knows all the artists. Doug is helped by an outstanding team, including Zach Horowitz and, here in France, Pascal Negre.

For publishing:

Agnes Touraine. She's the first woman in France to achieve the level she has now with Havas--and there aren't many women at that level worldwide. She didn't get there because she's a woman, but because of her talent. She is backed up by Fabrice Fries and a fabulous team in publishing, magazines and games.

For television:

Barry Diller. Recognized as one of the greatest professionals in the U.S. He's a creative artist and a value creator for all his shareholders. He's a pioneer in profitable e-commerce. Our privileged relationship with USA Networks will lead to the creation of new developments and new links, as with Canal+, where Pierre will be assisted by Denis Olivennes.

For film:

Ron Meyer and Stacey Snider--another woman!--have steered Universal Studios into the number one ranking five times in a row with its latest films, including THE KLUMPS.

For telecoms:

Philippe Germond. Now in charge of the Internet, he is continuing an exceptional career during which he has taken Cegetel to the position of France's biggest job creator for the last three years and has undoubtedly created shareholder value of at least forty to fifty billion euros (at 100 per cent). Working with him today is Franck Esser, a German with all-round European experience.

Many others deserve equal mention, not forgetting all the teams of Henri Proglio. These talents and people are our strength.

They are united within a diversified internal culture that respects everyone's differences but provides strong, shared values: customer focus, creativity, teamwork, ethical standards, and responsibility toward our communities.

I'd like to say a little more about responsibility toward our communities, which is now, more than ever, a fundamental corporate value for Vivendi Universal. It is demonstrated in a concrete and ambitious way through:

   - employee shareholding, of course, which is a key element in a fair capitalist regime, and one that we will continue to expand;

   - social dialog: Vivendi Universal will, I hope, be the first company to have a worldwide consultation organ;

   -    youth employment: our current commitments will be continued;

   -    the Vivendi Foundation has been prolonged for five years.

      --------------------------------------------------------------------
                     Best practices of corporate governance
      --------------------------------------------------------------------

WE EXTEND THIS RESPONSIBILITY TO YOU, OUR SHAREHOLDERS, BY APPLYING THE BEST PRACTICES OF CORPORATE GOVERNANCE. These include:

   - a board of directors that will reflect the international nature of our group. Eight directors out of twenty will be non-French. The board will also be very independent, with fourteen independent directors out of twenty, meaning they are non-executive directors who do not represent any major shareholders or financial or trading partners;

   - elimination of double voting rights to ensure that all shareholders benefit from equal treatment;

   - elimination of the possibility of launching a capital increase in the event of a public offering: the possibility was eliminated this year, and will not be reintroduced;

   - reduction from five days to one day of the period during which share trading must be frozen in order to exercise voting rights;

   - as for the mechanism aimed at proportionalizing votes based on the number of voters at Shareholders' Meetings, it is not intended that this be permanent. As soon as we manage to increase the level of voting participation, with a target of 60 per cent of votes represented, we will be able to eliminate it;

   - with a view to greater transparency, in order to meet the demand of some shareholders and with the agreement of our board, after the first resolution on the merger, we are going to submit resolutions separately for your vote. This will enable you to vote the statutes of the new group, and then the individual nominations of each new director.

This series of measures boosts us to the highest international standards of corporate governance, and should, I hope, meet the requirements expressed by the most demanding French and international investors.

                                       ***

      --------------------------------------------------------------------
                            Gratitude and confidence
      --------------------------------------------------------------------

That, ladies and gentlemen, is what I wanted to share with you before submitting our wonderful Vivendi Universal project to your vote.

If I were a producer, I would surely say: "The screenplay for `LOOKING TO THE FUTURE' is ready. The cast is just great. Let's start the cameras rolling.

If I were a conductor, I would perhaps say: "The orchestra is in place, all set to play a symphony or a jazz set. Everyone has their own score, but the different instruments are ready to play together and support one another.
Let's raise the baton."

If I were a writer, I would no doubt give you a quotation from the poet, Rene
Char: "There are only two ways of living: you can dream your way through life, or you can fulfill your dream." Let's fulfill our dream.

If I were a general, maybe I would remind you that "there is something more powerful than all the armies in the world--a timely idea."

If I were Aime Jacquet [the manager of the World Cup-winning French soccer team], I would tell you once again of how great it is for a team to achieve something that many thought impossible.

I'm none of those things. I just want to make you understand my gratitude and my confidence:

- my gratitude to all the group's people for the performance they have put in over the last few years. It's a unique performance that has resulted in us presenting you with this immense merger less than six months after it was announced. It's probably a world speed record--and yet there were so many hurdles and obstacles to get over!

- my gratitude to you, our shareholders, for your loyal and constant support, despite the frantic pace of the last few years. As I said in my last letter, "Thank you for supporting this superb group which belongs to you."

And also my confidence.

- Confidence in our stock, the Vivendi share. The value of the businesses of Vivendi, Canal+ and Seagram, and the prospects for our merger, deserve better than our current share price. We will not let up in presenting the markets with all the elements they need to give our stock a value that better matches the real value of its assets, strategy and potential.

- And lastly, my confidence in Vivendi Universal. This is not an adventure, it's a project. It's the most exciting entrepreneurial project anyone could ever experience. It will turn our French company into one of the world leaders in the communications industry.

We are ready. There'll be pitfalls along the way. The competition is strong. But even if "the horizon is always one step away," we wanted this dream, this project, we have worked for it, and built it stone by stone, brick by brick.

With Vivendi Universal, if you vote in favor, the whole building--that of the future, the new century--takes shape. Vivendi Universal will be a very big house, full of life, multi-faceted, rich in talent and culture. A house that is proud of its ambiance, filled with music, books, and films. A house where it is good to live, talk, communicate, and learn new things. You, the shareholders, hold the key to this big house in which it will be so good to live. So, if you're ready, let's turn the key and open the door to Vivendi Universal together.

Thank you.

                                                      IMPORTANT LEGAL DISCLAIMER


- This document contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in this forward-looking statements. The forward-looking statements contained in these document address the following subjects: expected date of closing the merger; future financial and operating results; and timing and benefits of the merger.

- The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Vivendi, Canal+'s and Seagram's businesses will not be integrated successfully; costs related to the merger; failure of the Vivendi, Canal+ or Seagram's stockholders to approve the merger; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers.

- Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information because it contains important information. The joint proxy statement/ prospectus was filed with the Securities and Exchange Commission by Vivendi, Canal+ and Seagram. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Vivendi, Canal+ and Seagram with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Vivendi, Canal+ and Seagram. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint press release relating to the transaction filed with the Commission by each of Vivendi and Seagram, on June 20, 2000.


                                                        [VIVENDI UNIVERSAL LOGO]

                        [Jean-Marie Messier Presentation]


                       ASSEMBLEE GENERALE
                       EXTRAORDINAIRE

                       MARDI 5 DECEMBRE 2000



                                        [VIVENDI LOGO]

                                 VIVENDI ET AOL
                    DU 30 DECEMBRE 1999 AU 30 NOVEMBRE 2000




[Line graph depicting the stock value of both Vivendi and AOL (in Euros) from December 30, 1999 through November 30, 2000. The value of Vivendi decreased 20.8%; the value of AOL decreased 48.4%]

                     VIVENDI, STOXX TELECOM ET STOXX MEDIA
                    DU 30 DECEMBRE 1999 AU 30 NOVEMBRE 2000




[Line graph depicting the stock value of Vivendi, Stoxx Media, and Stoxx Telecom (in Euros) from December 30, 1999 through November 30, 2000. The value of Vivendi decreased 20.80%; the value of Stoxx Media decreased 14.18%; the value of Stoxx Telecom decreased 34.17%]

                     VIVENDI, STOXX TELECOM ET STOXX MEDIA
                         DU 20 JUIN AU 30 NOVEMBRE 2000



[Line graph depicting the stock value of Vivendi, Stoxx Media, and Stoxx Telecom (in Euros) from June 20, 2000 through November 30, 2000. The value of
Vivendi decreased 19.41%; the value of Stoxx Media decreased 21.49%; the value of Stoxx Telecom decreased 32.12%]

                       REPARTITION DU CHIFFRE D'AFFAIRES
                              PREVISIONS 2000/2002

                                    --------------------   ---------------------
                                    |                  |   |Taux de croissance |
                                    |Chiffre d'affaires|   |  annuel moyen     |
                                    |   2000 estime    |   |     estime        |
  En milliards d'euros              |                  |   |     2000/2002     |
  ----------------------------------|------------------|   |-------------------|
  Acces                             |       9.8        |   |       > 15%       |
                                    |                  |   |                   |
  Contenu                           |       14.7       |   |       6-7 %       |
                                    |                  |   |                   |
  Agregation                        |       0.03       |   |       > 100%      |
                                    |                  |   |                   |
  Synergies de revenus              |                  |   |+1000m [GRAPHIC    |
                                    |                  |   |        OMITTED](1)|
  ----------------------------------|------------------|   |-------------------|
  TOTAL VIVENDI UNIVERSAL           |       24.6       |   |        10%        |
  (hors Vivendi Environnement)      |                  |   |                   |
                                    --------------------   ---------------------

  (1) Vivendi detient 250.6m d'actions de Vivendi Environnement (72%)

                              REPARTITION DE L'EBE
                              PREVISIONS 2000/2002
                                    ---------------------  ---------------------
                                    |                   |  | Taux de croissance|
                                    |Chiffre d'affaires |  | annuel moyen      |
                                    |  2000 estime      |  |    estime         |
  En milliards d'euros              |                   |  |   2000/2002       |
  ----------------------------------|-------------------|  |-------------------|
  Acces                             |        1.8        |  |    > 35%          |
                                    |                   |  |                   |
  Contenu                           |        1.9        |  |      12%          |
                                    |                   |  |                   |
  Agregation                        |       -0.1        |  |      Ns           |
                                    |                   |  |                   |
  Holding                           |       -0.3        |  |      Ns           |
                                    |                   |  |                   |
  Synergies de revenus              |                   |  |+220m  [GRAPHIC    |
                                    |                   |  |       OMITTED] (1)|
                                    |                   |  |                   |
  Synergies de couts                |                   |  |+440m  [GRAPHIC    |
                                    |                   |  |       OMITTED] (1)|
  ----------------------------------|-------------------|  |-------------------|
  TOTAL VIVENDI UNIVERSAL           |                   |  |                   |
  (hors Vivendi Environnement)      |        3.2        |  |      35%          |
                                    ---------------------  ---------------------

  (1) En 2002, sur une base proportionnelle

                          VIVENDI UNIVERSAL 2000-2002

                                 LA CROISSANCE

--> C.A : =~ + 10 % par an
--> EBE  : =~ + 35% par an
--> Faible sensibilite = la publicite

                                  LA SOLIDITE

--> Fonds propres : > 50 milliards d'[GRAPHIC OMITTED]
--> Dette : =~ 0 pro forma 1.1.2001 (1 bn [GRAPHIC OMITTED])
--> Net cash flow apres tous investissements
    > 2 milliards [GRAPHIC OMITTED]
--> Cessions d'actifs nouvelles > 8 milliards [GRAPHIC OMITTED]

                                                      IMPORTANT LEGAL DISCLAIMER


- This document contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in this forward-looking statements. The forward-looking statements contained in these document address the following subjects: expected date of closing the merger; future financial and operating results; and timing and benefits of the merger.

- The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Vivendi, Canal+'s and Seagram's businesses will not be integrated successfully; costs related to the merger; failure of the Vivendi, Canal+ or Seagram's stockholders to approve the merger; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers.

- Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information because it contains important information. The joint proxy statement/ prospectus was filed with the Securities and Exchange Commission by Vivendi, Canal+ and Seagram. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Vivendi, Canal+ and Seagram with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Vivendi, Canal+ and Seagram. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint press release relating to the transaction filed with the Commission by each of Vivendi and Seagram, on June 20, 2000.


                                                        [VIVENDI UNIVERSAL LOGO]

                               [Summary of Film]


VIVENDI - A.G.E. du 5 decembre 2000                                         1
--------------------------------------------------------------------------------



                                 ----------
                                 "THE ACES"
                                 ----------


This 5 minutes film will be shown on the2000, 5th December during the shareholder general assembly.



     1.   TARGET

          To give the shareholders an opportunity to get to know better the managers who run the Vivendi Universal group.

               Jean-Marie MESSIER,
               Edgar BRONFMAN Jr,
               Pierre LESCURE
               and Eric LICOYS,
          are the four aces of the group.

          This film will underline that these men share the same team spirit, and that they are fully committed to the success of the merger.

          The SPECIFICITY OF THE FILM:
              - It will give a different type of information from those, developed in the press or in the speeches delivered for the assembly.

              - It will privilege their personality and also a direct contact with the 4 aces.

              - It will not be plain interviews behind a desk. We will follow them in their daily business, and ask them down to earth questions in an informal manner.


          This film should be fun and relaxed. It will be shown near the end of the meeting.


     2.   STRUCTURE OF THE FILM

          We will follow the 4 managers through their day : meetings (formal or informal), travelling, visits, etc. ...

          A light crew will follow them and a similar set of questions will be put to them.



--------------------------------------------------------------------------------
Projet de film par 2P2L                                  Version du 21 nov. 2000

VIVENDI - A.G.E. du 5 decembre 2000                                         2
--------------------------------------------------------------------------------


          YOUR PERSONAL USE OF NEW TECHNOLOGIES
             Do you use mobile Internet?
             Do you surf on the Web?
             Do you use interactive TV?
             For which purpose:, professional, or personal?

             For how long have you been using these tools?
             Was it difficult to adapt?
             Can you imagine life without the Net, a computer, and a
               mobile telephone?

             What is your favourite Universal movie?
             What is your favourite Universal song or artist?


          A WINNING FORMULA

             What relationships do you have with your partners?
             Do you have common points?
             What are your differences?
             Do you share the same values?
             Were you made to work together?

             In your opinion, what is the most important aspect of team?

          THE VIVENDI UNIVERSAL GROUP: A DREAM COME TRUE?
             Why should we believe it is going to work?



                        ---------------------------------




--------------------------------------------------------------------------------
Projet de film par 2P2L                                  Version du 21 nov. 2000

                                                      IMPORTANT LEGAL DISCLAIMER


- This document contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in this forward-looking statements. The forward-looking statements contained in these document address the following subjects: expected date of closing the merger; future financial and operating results; and timing and benefits of the merger.

- The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Vivendi, Canal+'s and Seagram's businesses will not be integrated successfully; costs related to the merger; failure of the Vivendi, Canal+ or Seagram's stockholders to approve the merger; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers.

- Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information because it contains important information. The joint proxy statement/ prospectus was filed with the Securities and Exchange Commission by Vivendi, Canal+ and Seagram. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Vivendi, Canal+ and Seagram with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Vivendi, Canal+ and Seagram. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint press release relating to the transaction filed with the Commission by each of Vivendi and Seagram, on June 20, 2000.


                                                        [VIVENDI UNIVERSAL LOGO]